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                               June 18, 2020

       Christian Itin
       Chief Executive Officer
       Autolus Therapeutics plc
       Forest House
       58 Wood Lane
       London W12 7RZ United Kingdom

                                                        Re: Autolus
Therapeutics plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 3, 2020
                                                            File No. 001-38547

       Dear Mr. Itin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Exhibits

   1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows for these omissions.
                                                        Please file an
abbreviated amendment containing the cover page, explanatory note, signature page and
currently dated certifications that include paragraphs 1, 2, 4 and 5.
                                                        Refer to Item 19(12) of
Form 20-F and Regulation S-K Compliance & Disclosure
                                                        Interpretation 246.13.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christian Itin
Autolus Therapeutics plc
June 18, 2020
Page 2

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameChristian Itin                       Sincerely,
Comapany NameAutolus Therapeutics plc
                                                       Division of Corporation
Finance
June 18, 2020 Page 2                                   Office of Life Sciences
FirstName LastName